UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

Commission file number: 001-16429

ABB Ltd

(Exact name of registrant as specified in its charter)

Switzerland

(Jurisdiction of incorporation or organization)

Affolternstrasse 44

CH-8050 Zurich

Switzerland

(Address of principal executive offices)

Richard A. Brown

Affolternstrasse 44

CH-8050 Zurich

Switzerland

Telephone: +41-43-317-7111

Facsimile: +41-43-317-7992

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒   Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2015.

Introduction

ABB Ltd is a corporation organized under the laws of Switzerland. In this Form SD and the attached Conflict Minerals Report (included as Exhibit 1.01), “ABB”, the “Company”, “we”, and “our” refer to ABB Ltd and its consolidated subsidiaries. ABB is a foreign private issuer as defined under Rule 405 of Regulation C under the Securities Act of 1933 and Rule 3b-4 under the Securities Exchange Act of 1934. Our shares are currently listed on the SIX Swiss Exchange, the NASDAQ OMX Stockholm Exchange and the New York Stock Exchange (in the form of American Depositary Shares). We are a leading global technology company in power and automation that enables utility, industry, and transport & infrastructure customers to improve their performance while lowering environmental impact. We work with customers to engineer and install networks, facilities and plants with particular emphasis on enhancing efficiency, reliability and productivity for customers who generate, convert, transmit, distribute and consume energy. We operate in around 100 countries and employ about 135,000 people.

Conflict minerals are defined as cassiterite, columbite-tantalite and wolframite, and their derivatives, which are limited to tin, tantalum and tungsten, as well as gold (3TG). The functionality of a substantial portion of our global product portfolio relies on the use of direct materials, especially electronic components, which include amounts of tin, tungsten, tantalum or gold (necessary conflict minerals). As ABB files reports with the U.S. Securities and Exchange Commission under Section 13(a) of the Securities Exchange Act of 1934, and is a user of necessary conflict minerals to produce its manufactured products, ABB is subject to Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (17 CFR Parts 240 and 249b). ABB’s Policy on Conflict Minerals can be found at new.abb.com/about/supplying/conflict-minerals-policy

The content of any Web site referred to in this Form SD is included for general information only and is not incorporated by reference in this Form SD.

Previously, we operated in a structure with five operating divisions. On January 1, 2016, we commenced operating in a streamlined set-up of four operating divisions. This change did not affect the range of our consolidated product portfolio or our overall conflict minerals due diligence program. The description of our new operating divisions and their main products is as follows:

•                  Electrification Products: manufactures and sells products and services including low- and medium-voltage switchgear (air and gas insulated), breakers, switches, control products, DIN rail components, automation and distribution enclosures, wiring accessories and installation material for many kinds of applications.

•                  Discrete Automation and Motion: manufactures and sells motors, generators, variable speed drives, robots and robotics, solar inverters, wind converters, rectifiers, excitation systems, power quality and protection solutions, electric vehicle fast charging infrastructure, components and subsystems for railways, and related services for a wide range of applications in discrete automation, process industries, transportation and utilities.

•                  Process Automation: develops and sells control and plant optimization systems, automation products and solutions, including instrumentation, as well as industry-specific application knowledge and services for the oil, gas and petrochemicals, metals and minerals, marine and turbocharging, pulp and paper, chemical and pharmaceuticals, and power industries.

•                  Power Grids: supplies power and automation products, systems, and service and software solutions for power generation, transmission and distribution to utility, industry, transportation and infrastructure customers. These offerings address evolving grid developments which include the integration of renewables, network control, digital substations, microgrids and asset management. The segment also manufactures a wide range of power, distribution and traction transformers, an array of high-voltage products, including circuit breakers, switchgear, capacitors and power transmission systems.

Section 1 - Conflict Minerals Disclosures

a.         We have concluded that during the 2015 calendar year:

i.             based on an analysis of our global product offering, we have manufactured products containing conflict minerals and have determined that the use of these minerals is necessary to the functionality or production of these products.

ii.          based on the Reasonable Country of Origin Inquiry (RCOI) conducted (see below), we have reason to believe that a portion of the Company’s necessary conflict minerals originated or may have originated in the Democratic Republic of the Congo (DRC) or an adjoining country1 (collectively the “covered countries”) and may not be from recycled or scrap sources.

b.         Description of RCOI

We are a large organization and have manufacturing facilities located around the world. We manufacture products across a substantial number of product lines and have approximately 70,000 unique direct material suppliers of which approximately 49,000 are suppliers to us of components likely to contain 3TG. During 2015, we significantly expanded the assessment of our product portfolio to identify the use of 3TG in our products and utilized ABB product experts, including representatives from supply chain management, engineering, and research and development, in making these product portfolio assessments. Currently, only a small portion of our products have been determined not to contain any 3TG.

To assess whether the necessary conflict minerals in our products originated from the covered countries, we performed a RCOI by identifying direct suppliers of products likely to contain 3TG and surveying a sample of these suppliers using the Conflict Minerals Reporting Template (CMRT) as developed and issued by the Conflict-Free Sourcing Initiative (CFSI) of the Electronic Industry Citizenship Coalition (EICC) and the Global eSustainability Initiative (GeSI).

In 2015, we expanded the number of suppliers covered by our RCOI procedures. In addition, we refocused our supplier selection procedures to improve the coverage of suppliers providing us with components likely to contain 3TG to be used within our various product offerings. Previously we used company-wide macro-level information on suppliers from our global supply chain management information systems to support the identification of our suppliers of products likely to contain 3TG and select suppliers to be surveyed. In 2015, we increased our effort to identify the specific components containing 3TG across our product portfolio. As a result, when compiling the list of suppliers providing components containing 3TG, we primarily selected suppliers based on the results of the detailed analysis of our product components. This resulted in our selection of approximately 6,600 suppliers to be surveyed.

Most of the selected suppliers who confirmed that they supplied us with products containing 3TG were able to provide us with the names of the original smelters/refiners used to process 3TG contained in their products. Based on the list of processing facilities we have compiled and based on smelter/refiner-specific country sourcing information we have received through our membership in the CFSI, we believe that some of the necessary conflict minerals in our products may have originated from the covered countries and were not from recycled or scrap sources.

1  Adjoining countries of the Democratic Republic of the Congo are: Angola, Burundi, Republic of the Congo, Central African Republic, Rwanda, South Sudan, Tanzania, Uganda and Zambia.

Although most suppliers who responded to our survey were able to provide us with a list of the original smelters/refiners that they identified as being used to process 3TG contained in their products, most of our suppliers were unable to identify and represent which smelters/refiners were specifically used for 3TG in the products or materials supplied to ABB. Therefore, the lists of smelters/refiners provided by suppliers may contain facilities that were not used to process 3TG contained in the components they provided to us.

c.          Disclosure of this Form and the Conflict Minerals report

In accordance with Rule 13p-1 under the Securities Exchange Act of 1934, this Specialized Disclosure Form (Form SD) and the associated Conflict Minerals Report are available on our Web site at www.abb.com/investorrelations under “Financial results and presentations”, “Quarterly results and annual reports”, “2015”, “SEC Filings”.

Section 2 - Exhibits

Exhibit 1.01 - Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

ABB LTD

By:	/s/ ERIC ELZVIK
	Name:	Eric Elzvik
	Title:	Executive Vice President and Chief Financial Officer

By:	/s/ RICHARD A. BROWN
	Name:	Richard A. Brown
	Title:	Group Senior Vice President and Chief Counsel Corporate & Finance

Date: May 25, 2016